March 24, 2020

Gareth Genner
Chief Executive Officer
T Stamp Inc.
75 5th St NW, Suite 2290
Atlanta GA, 30308

       Re: T Stamp Inc.
           Offering Statement on Form 1-A
           Filed March 12, 2020
           File No. 024-11176

Dear Mr. Genner:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2020 letter.

Offering Statement on Form 1-A

Dilution, page 12

1. We note your revised dilution tables in response to prior comment 1. Please address the following:
        Tell us how you determined that the full exercise of all options and warrants outstanding is factually supportable or revise to remove these assumptions from your calculations.
        Tell us why you assumed the full conversion of SAFEs and convertible notes in your calculations. In this regard, it appears that the December 3, 2019 and December 16,
           2016 notes are only convertible if you raise over $1.6 million and $2.0 million, respectively. Also, the SAFEs do not appear to be currently convertible. Rather, it appears that a portion of such amount may be repaid in cash if you raise in excess of
           $3.6 million. Please revise as necessary.
 Gareth Genner
FirstName LastNameGareth Genner
T Stamp Inc.
Comapany2020 Stamp Inc.
March 24, NameT
March 24, 2020 Page 2
Page 2
FirstName LastName
              As suggested in our prior comment, provide pro forma capitalization information reflecting the shares to be issued in this offering for each assumed offering level.
              Such amounts should also reflect the automatic conversion of the convertible loan and/or SAFE liability balances into equity amounts only if applicable to the assumed offering level.
Trend Information, page 25

2. We note your response to prior comment 4. We further note your statement that you are aiming for "Annual Recurring Revenue representing a 0.25% to 0.75% share of total biometric services revenue by the year 2024." Please revise to disclose all material assumptions underlying the projections and provide details about the basis for the projections. As part of your response, explain how you have a reasonable basis to project results four years in the future given your particular circumstances and limited operating history.
Security Ownership of Management and Certain Securityholders, page 27

3. We note your response to prior comment 5. Please revise to disclose each natural person who has or shares voting and/or dispositive power over the shares held by 10Clouds and
         Emergent Technology.
Consolidated Financial Statements, page 33

4. Please ensure that all disclosures throughout the filing retroactively reflect the impact of the October 24, 2019 stock split on all share and per share amounts. Refer to SAB Topic
         4C.
5. Please present earnings per share on the face of the Consolidated Statements of Operations as well as any related footnote disclosures. Refer to ASC 260-10-45. Also, provide pro forma per share information to the extent the conversion of notes and SAFEs or other share issuances are factually supportable and directly attributable to this offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Gareth Genner
T Stamp Inc.
March 24, 2020
Page 3

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameGareth Genner
                                                           Division of
Corporation Finance
Comapany NameT Stamp Inc.
                                                           Office of Technology
March 24, 2020 Page 3
cc:       Andrew Stephenson
FirstName LastName